Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Telesat Corporation (“Telesat”)

160 Elgin St., Ottawa, ON

K2P 2P7

Item 2 – Date of Material Change

August 11, 2023

Item 3 – News Release

The news release relating to the material change described in this report was issued by Telesat via GlobalNewswire on August 11, 2023. A copy of the news release has been filed on SEDAR and is available at www.sedarplus.com.

Item 4 – Summary of Material Change

On August 11, 2023, Telesat announced that space technology company MDA Ltd. will build 198 advanced satellites for the Telesat Lightspeed Low Earth Orbit (LEO) program. Telesat also announced that Telesat Lightspeed is now fully funded through global service delivery taking into account the company’s own equity contribution, certain vendor financing, and aggregate funding commitments from its Canadian federal and provincial government partners.

Item 5 – Full Description of Material Change

On August 11, 2023, Telesat announced that space technology company MDA Ltd. will build 198 advanced satellites for the Telesat Lightspeed Low Earth Orbit (LEO) program. Telesat also announced that Telesat Lightspeed is now fully funded through global service delivery taking into account the company’s own equity contribution, certain vendor financing, and aggregate funding commitments from its Canadian federal and provincial government partners.

By taking advantage of key technology advances, including MDA’s industry-leading digital beamforming array antennas and integrated regenerative processor, the re-designed Telesat Lightspeed network will achieve increased network efficiency and enhanced flexibility to focus and dynamically deliver capacity to users. These technology advances allow each satellite to be slightly smaller than the satellites Telesat was previously considering while still maintaining the highest levels of service performance, resiliency and overall usable capacity in the network.

Importantly, these state-of-the art satellites are also highly cost effective, resulting in an anticipated total capital cost savings for the 198-satellite program of approximately US$2 billion compared to Telesat’s prior capital estimate. This substantial savings facilitates the funding of the program and meaningfully improves what were already compelling projected financial returns.

Leveraging Telesat’s 54-year history of engineering excellence, the Telesat Lightspeed network was designed from inception to serve the demanding, mission-critical connectivity requirements of enterprise and government users. Service offerings for the optically-linked mesh network in space include multi-Gbps data links, Layer 2 MEF 3.0 standards, and highly secure, resilient, low-latency broadband connectivity anywhere in the world. With the signing of this contract, the Telesat Lightspeed program begins immediately, with satellite launches scheduled to commence in mid-2026 and polar and global services scheduled to begin in late 2027.

Telesat Lightspeed Program Funding

Telesat now has in place aggregate funding commitments from its Canadian federal and provincial government partners in the combined amount of up to approximately US$2 billion, demonstrating their strong commitment and confidence in the program and the importance of the New Space Economy for Canada. The finalization of this funding is dependent on a number of conditions, including completion of confirmatory due diligence and the conclusion of definitive agreements.

This funding, combined with Telesat’s own approximately US$1.6 billion equity contribution, as well as certain vendor financing, would provide the Telesat Lightspeed program with sufficient funds to launch global service, which will occur once the first 156 satellites are in orbit. Telesat will continue adding satellites that are funded using Telesat Lightspeed cash flow to complete the initial 198 satellite constellation. In addition to the approximately US$2 billion in anticipated capital savings, Telesat also expects substantial savings due to significantly reduced financing costs relative to the company’s prior plan.

The capital investment for the Telesat Lightspeed program is approximately US$3.5 billion and includes 198 Telesat Lightspeed satellites, satellite launch vehicles, a global ground network of landing stations and operations centers, business and operations support systems, and expenditures to support the further development of a portfolio of user terminals for Telesat’s target markets.

Telesat Lightspeed is the largest space program ever conceived in Canada and will be among the most innovative, cutting-edge broadband satellite networks in the world. MDA will manufacture the Telesat Lightspeed satellites in its state-of-the-art satellite systems design and high-volume manufacturing facilities in Quebec. The program will help bridge the digital divide, create and maintain approximately 2,000 high-quality Canadian jobs, spur Canadian-driven innovation and the development of valuable intellectual property, generate billions of dollars in economic growth, and drive domestic investment and exports.

The investments of Canadian federal and provincial governments are denominated in Canadian dollars, which have been converted to US dollars in this release at an exchange rate of 1.34CAD:1USD.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

Christopher DiFrancesco

Vice President, General Counsel and Secretary

Telesat Corporation

(613) 748-8700 x2268 (main)

Item 9 – Date of Report

August 18, 2023

Caution Regarding Forward-Looking Information and Statements

This Material Change Report contains statements that are not based on historical fact, including the growth opportunities and expected performance, cost savings and financing of Telesat Lightspeed, and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “intends,” “anticipated,” “projected,” “finalized,” “scheduled to” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. There are numerous risks and uncertainties associated with our business and the Telesat Lightspeed constellation. Known risks and uncertainties include but are not limited to: inflation and rising interest rates; our ability to enter into definitive funding agreements with the company’s Canadian federal and provincial government partners, and to meet the funding conditions of those agreements and of our vendor financing; technological hurdles, including our and our contractors’ development and deployment of the new technologies required to complete the constellation in time to meet our schedule, or at all; the availability of services and components from our and our contractors’ supply chains; competition with other LEO systems, deployed, and to be deployed, including systems deployed by SpaceX, Amazon Kuiper and Eutelsat/OneWeb; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; our ability to develop significant commercial and operational capabilities; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; and volatility in exchange rates. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2022, that was filed on March 29, 2023, with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at https://www.sec.gov/ and SEDAR’s website at https://www.sedarplus.ca/ as well as our subsequent reports on Form 6-K filed with the SEC and also available on SEDAR.